FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 August 2008

HSBC HOLDINGS PLC
2008 INTERIM RESULTS - HIGHLIGHTS

•	Total operating income up 2 per cent to US$42,912 million (US$42,092 million in the first half of 2007).

For the half year:

•	Net operating income before loan impairment charges up by US$982 m illion, 3 per cent, to US$39,475 million (US$38,493 million in the first half of 2007).

•	Loan impairment charges and other credit risk provisions up by US$3,712 million (58 per cent) to US$10,058 million (US$6,346 million in the first half of 2007).

•	Group profit before tax down by US$3,912 million (28 per cent) to US$10,247 million (US$14,159 m illion in the first half of 2007).

•	Profit attributable to shareholders of the parent company down by US$3,173 million, 29 per cent, to US$7,722 million (US$10,895 m illion in the first half of 2007).

•	Return on shareholders’ equity of 12.1 per cent (19. 1 per cent in the first half of 2007).

•	Earnings per share down 32 per cent to US$0.65 (US$0.95 in the first half of 2007).

Dividend and capital position:

•

Second interim dividend for 2008 of US$0.18 per ordinary share which, together with the first interim dividend for 2008 of US$0.18 per ordinary share already paid, represents an increase of 6 per cent over the first and second interim dividends for 2007.

•	Tier 1 capital ratio of 8.8 per cent and total capital ratio of 11.9 per cent.

HSBC Holdings plc
________________________________________________________________________________

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$10,247 MILLION

HSBC made a profit before tax of US$10,247 million, a decrease of US$3,912 million, or 28 per cent, compared with the first half of 2007.

Net interest income of US$21,178 million was US$2,948 million, or 16 per cent, higher than the first half of 2007.

Net operating income before loa n impairment charges and other credit risk provisions of US$39,475  million was US$982 million, or 3 per cent, higher than the first half of 2007.

Total operating expenses of US$20,140 million rose by US$1,529 million, or 8 per cent, compared with the first half of 2007. On an underlying basis, and expressed in terms of constant currency, operating expenses increased by 4 per cent.

HSBC’s cost efficiency ratio was 51.0 per cent compared with 48.3 per cent in the first half of 2007.

Loan impairment charges and other credit risk provisions were US$10,058 million in the first half of 2008, US$3,712 million higher than the first half of 2007.

The tier 1 capital and total capital ratios for the Group remained strong at 8.8 per cent and 11.9 per cent, respectively, at 30 June 2008.

The Group’s total assets at 30 June 2008 were US$2,547 billion, an increase of US$192 billion, or 8 per cent, since 31 December 2007.

HSBC Holdings plc
________________________________________________________________________________

Geographical distribution of results

Profit/(loss) before tax
	Half-year to
	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%

Europe	5,177	50.5	4,050	28.6	4,545	45.2
Hong Kong	3,073	30.0	3,330	23.5	4,009	39.9
Rest of Asia-Pacific	3,624	35.4	3,344	23.6	2,665	26.5
North America	(2,893)	(28.2)	2,435	17.2	(2,344)	(23.3)
Latin America	1,266	12.3	1,000	7.1	1,178	11.7

	10,247	100.0	14,159	100.0	10,053	100.0

Tax expense	(1,941)		(2,645)		(1,112)

Profit for the period	8,306		11,514		8,941

Profit attributable to
shareholders of the
parent company	7,722		10,895		8,238

Profit attributable to
minority interests	584		619		703

Distribution of results by customer group and global business

Profit/(loss) before tax
	Half-year to
	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%

Personal Financial Services	2,313	22.6	4,729	33.4	1,171	11.7
Commercial Banking	4,611	45.0	3,422	24.2	3,723	37.0
Global Banking and
Markets	2,690	26.2	4,158	29.4	1,963	19.5
Private Banking	822	8.0	780	5.5	731	7.3
Other	(189)	(1.8)	1,070	7.5	2,465	24.5

	10,247	100.0	14,159	100.0	10,053	100.0

HSBC Holdings plc
________________________________________________________________________________

Statement by Stephen Green, Group Chairman

The first half of 2008 saw the most difficult financial markets for several decades, marked by significant declines in profitability throughout much of our industry, with consequent recapitalisation and restructuring. HSBC was not immune from the turmoil. Our pre-tax profit of US$10.2 billion was 28 per cent lower than in the first half of 2007. In the prevailing market conditions this is a resilient performance which enables us to maintain our capital strength, continue with our dividend policy and balance the need to conserve capital with our commitment to make it available for investment in our fast-growing businesses.
The Directors have approved a second interim dividend of US$0.18 per share, an increase of 6 per cent, which is payable on 8 October with a scrip alternative.

Resilient operating performance in the first half of 2008

In the first half of 2008 we remained profitable in all our customer groups. We also remained profitable in all of our geographical regions with the continuing exception of North America. Revenue rose by 3 per cent compared with the first half of 2007; loan impairments were up by 58 per cent but were 8 per cent lower than in the second half. Costs on an underlying basis were well contained, growing by only 4 per cent compared with the first half of 2007 and down by 2 per cent on the second half.
Compared with the second half of 2007, we improved profitability in all our customer groups and for the Group as a whole by 2 per cent. In particular, it is notable that profitability in Global Banking and Markets – where extremely difficult market conditions led to writedowns of US$3.9 billion – was 37 per cent higher than the second half of 2007. Meanwhile, our US consumer finance business continues to face difficulties, but performed within our expectations, with loan impairments of US$6.6 billion, lower than in the second half of 2007 by 17 per cent. The Group Chief Executive’s Review covers our operational performance in more detail.

Financial strength maintained

HSBC’s commitment to maintaining its financial strength is unwavering. HSBC remains both strongly capitalised and liquid. The tier 1 capital ratio was 8.8 per cent and tier 1 capital grew by US$6.2 billion during the period. We have maintained our key credit ratings, generated good profitability in adverse market conditions and continued to focus investment on our strategic priorities.
Our principal concerns in this environment have been risk management, strict cost control, supporting our customers and continued investment to support our long-term strategic ambitions. Our broad-based and resilient revenue streams continue to provide a stable platform from which to achieve strong, long-term performance.

Strategic changes to HSBC’s shape

The sale of the regional bank network in France to Banque Populaire announced in February was completed on 2 July and a gain of US$2.1 billion will be recorded in our second half results. The HSBC business in France is now concentrated in France’s major urban areas, particularly Paris; the business is focused primarily on Global Banking and Markets, Premier, private banking and commercial banking, specifically for businesses involved in international markets.

We acquired the assets, liabilities and operations of The Chinese Bank in Taiwan in March, adding 36 branches and over one million customers to our operations in Asia’s fourth-largest banking market. In May, we announced an agreement to acquire 73.21 per cent of IL&FS Investsmart Ltd, a leading retail brokerage in India, for a total consideration of around US$260 million, giving us a securities presence alongside our banking and insurance businesses in Asia’s third largest economy.

Turbulent environment

The economic and financial environment in the first half of the year deteriorated progressively. In the major developed economies where we operate, economic growth slowed as asset prices, particularly of residential property, declined; this in turn affected consumer confidence and hence spending. In credit markets, illiquidity remained a major issue, with trading volumes low and no sign of resumption of normal activity levels in the securitisation markets. As a consequence, the banking system continued to deleverage, putting further pressure on asset prices and raising credit default risk.
In the emerging markets, where HSBC is the leading international bank, growth remained strong in the period as real asset prices continued to rise and infrastructure development continued to boost economic growth, which supported consumer confidence and spending. However, a number of these economies are now facing increasing inflationary pressures as their consumption of commodities, energy and foodstuffs grows.

Slowing global economy

The outlook for the near term remains highly challenging with significant uncertainty. Globally, consumer confidence is declining and despite the short-term success of the recent fiscal stimulus, the US economy continues to be weak, driven by continuing housing market difficulties. The UK and other economies in Europe which had enjoyed housing market booms, have also weakened. The decline in credit availability is accelerating this process.
We expect growth in emerging markets will hold up reasonably well, albeit with less momentum than in the recent past. In Asia, compared with the buoyant conditions of last year, it is apparent that corporate activity in some sectors is slowing and demand for equity-related and wealth products has reduced as equity markets have declined.

Positioning HSBC for long-term growth

It is clear that growth models in our industry based on high and increasing leverage will no longer be sustainable. It is also clear that complexity in financial services and the recent consequences of failed risk management need to be addressed. Along with its supervisors, our industry – including lenders, underwriters and investors – needs to reflect on the lessons for risk management, capital adequacy and funding. Ultimately, the real economy will recover from this crisis, although it may get worse before it gets better. Financial markets will not, and should not, return to the status quo ante.
Through this period of major uncertainty and beyond, we will continue to position HSBC for long-term growth. The major global long-term trends – the key drivers of change which underline our strategic thinking – remain intact. Emerging markets will grow faster than mature ones; world trade and investment will grow faster than world GDP; and the ageing of the world’s population continues. All of these trends have significant implications for financial services.

We will continue to build HSBC’s platform to serve our customers as these trends shape their societies, their businesses and their own needs. We will focus investment primarily on the faster growing markets and on servicing developed market customers with international connectivity. Our capital and balance sheet strength, and a commitment to strict cost control, will continue to underpin our performance.

While the near term poses real uncertainties and difficulties, it may also create opportunities for HSBC to accelerate the execution of our strategy. In a stressed environment, HSBC has the advantages of a powerful brand; a strong capital and funding position; and the ability to service our international customers around the world. We continue to have the capacity to deploy capital at a time when others may be constrained. The strength of our funding base means that in many markets, we have an opportunity to attract new customers and deliver more for existing ones. We take a long-term view of our business and our customer relationships; we believe that this is the basis for sustainable long-term performance for our shareholders. We will never depart from this. With 335,000 colleagues, we will continue to serve our over 100 million customers around the world, working to fulfil their financial needs.

S K Green, Group Chairman

4 August 2008

HSBC Holdings plc
________________________________________________________________________________

Review by Michael Geoghegan, Group Chief Executive

Resilient performance in a challenging environment

HSBC is the ‘world’s local bank’. And we are the world’s leading international bank in emerging markets. This gives us the opportunity to create value by focusing on faster growing markets, moving towards 60 per cent of our pre-tax profit coming from these economies over time. In developed markets, we are focusing both on businesses with international customers where emerging markets connectivity is critical and on businesses with local customers where our global scale means we can create efficiencies for them and us. Finally we have a suite of global products where we have a competitive advantage from scale, expertise and brand.
Our geographic balance and broad customer base is a protection which allowed us, in difficult markets, to achieve a pre-tax profit of US$10.2 billion, albeit 28 per cent lower than in the first half of 2007.
We measure our progress against key performance indicators. Our cost efficiency ratio of 51 per cent was within our range of 48-52 per cent, as we managed the balance between controlling costs and investing in the business.
Our total shareholder return was also on target for the period; top five in our peer group of 27 international banks.
On capital ratios, which reflect HSBC’s fundamental commitment to financial strength, our tier 1 ratio remained strong at 8.8 per cent, within the target range of 7.5-9 per cent.
Our return on total shareholders’ equity at 12.1 per cent was below our target range of 15 to 19 per cent over the full cycle, but we would expect that in these difficult times.

Expanding Commercial Banking
Commercial Banking is a core business for us and it again performed strongly with pre-tax profit up by 35 per cent to US$4.6 billion. This included a gain of US$425 million from the sale of the UK card-acquiring business to a joint venture with Global Payments Inc. Excluding this, the growth was 22 per cent.
In keeping with our strategy, around 70 per cent of the business growth – excluding the card-acquiring gain – came from emerging economies, which now account for 54 per cent of Commercial Banking’s global profit before tax. Growth was strong in Asia-Pacific, Brazil and the Middle East, reflecting our established positions in these markets, particularly in mainland China, where we are substantially raising our commercial banking presence. In addition, profit before tax grew strongly in Brazil as transaction, lending and foreign exchange volumes grew, while loan impairment charges fell.
In the UK, profit before tax grew by 23 per cent, excluding the card acquiring gain, as Commercial Banking continued to expand with strong deposit growth, and increased fee income from card-issuing and foreign-exchange initiatives. Despite a 13 per cent growth in lending, we kept loan impairment charges in the UK broadly unchanged. In North America, profitability was affected by the slowing economy and by market interest rates. Loan impairment charges increased in both the US and Canada, while in the US and Bermuda, net interest income on liabilities was adversely affected by lower US dollar interest rates.

Commercial Banking grew its small business customer base by 8 per cent to 2.9 million, with particular growth in Turkey, Taiwan, India and mainland China. We are committed to the small business sector as a profit-growth opportunity, a strong source of deposits and fee income.
More and more of our commercial customers are now using our Business Direct service to do their banking online and by telephone. Since its launch in the UK two years ago, and in Brazil last year, over 150,000 businesses have signed up. We will launch in India and Northern Ireland in the second half.
We recognise that our particular advantage in the commercial markets sector is our ability to grow our cross-border income by being where our customers are, participating at both ends of international transactions. Our Commercial Banking revenues are growing at over four times the rate of world trade.
We are further developing our Global Links customer referral system, and cross-border referrals increased by 126 per cent to 2,711. The aggregate value of these transactions increased by 83 per cent to US$5.6 billion. We continue to join up across functions, with revenues of Global Markets foreign exchange increasing by 44 per cent, and Commercial Banking referrals to Private Banking increasing net new money by 80 per cent.

Personal Financial Services: continued difficulties in the US, strength elsewhere

Profit before tax in Personal Financial Services fell by 51 per cent to US$2.3 billion. This was largely due to the higher loan impairment charges in the US consumer finance business. Elsewhere, the business performed strongly, with pre-tax profits excluding US consumer finance up by 23 per cent.
In emerging markets, we had a very strong six months. We maintained revenue momentum in Rest of Asia-Pacific as well as building out our branch network, with 63 new branches, notably in Greater China. We grew our business in the Middle East profitably on the back of balance sheet growth, and in Latin America with an increased share of credit cards in Mexico and strong deposit growth in Brazil.
We strengthened our position in the UK mortgage market with our successful RateMatcher campaign. Market share of new mortgage lending in March was 3 per cent, peaking at 12 per cent in May. We also grew our international customer base in France, through our Investor Services unit.
As part of our ‘Joining up the company’ strategy, we are focusing on attracting the affluent, high end, internationally mobile personal customers who we believe HSBC suits best. HSBC Premier was designed with these customers in mind. We attracted 208,000 new customers in the first half and now have close to 2.4 million in total. We are on track to achieve 2.6 million Premier customers by the end of the year.
We originally estimated that half of these customers would be new to HSBC but, in the period, over 80 per cent were new to the bank. Each customer generates an average annualised revenue of over US$2,000. This is further evidence that ‘Joining up the company’ is creating new revenue streams.
HSBC Direct, our online banking system, is also ahead of our expectations. In the face of the industry's desire to raise core deposits, we experienced stiff competition, particularly in the US, and it is testimony to our brand's strength that despite this, we increased our customer base by 15 per cent to 1.2 million customers and grew total deposits by 19 per cent to US$16.1 billion. The intrinsic value of HSBC Direct will increase further as we are begin to achieve cross-sales of other products to these customers.

We continued to expand One HSBC cards, our global cards platform. In emerging markets, card growth was 5 per cent.

Personal Financial Services – US update

In the US, our Personal Financial Services business made a loss of US$2.2 billion. Loan impairment charges and other credit risk provisions rose by 85 per cent on the first half of 2007 to US$6.8 billion, but declined by 15 per cent compared with the second half. The US remains a difficult market, with rising unemployment and falling house prices, and we have recognised this with an impairment charge of US$527 million on the goodwill of our North American Personal Financial Services businesses at Group level.
We continued to take decisive action to mitigate our position. In the first half of 2008, excluding goodwill impairment, we reduced costs by 12 per cent compared with the first half of 2007. We continued to shrink the consumer lending branch network, from 1,000 to 900 branches.
Today, we have announced the run-off of our vehicle finance business. Our vehicle finance portfolio actually improved credit quality over the period but the business does not have sufficient critical mass or the pricing power to provide an acceptable return to the Group, and so we will not be originating further loans. We expect an orderly run-off of about 80 per cent of the portfolio of US$13 billion to be achieved in 3 years, with the remaining balance trailing off after that time.
Our US-based consumer finance business will now be focused mainly on cards and consumer lending.
In mortgage services, we reduced the portfolio outstandings by 13 per cent during the period, down from US$36 billion to US$31 billion, of which around 60 per cent was from repayments.

Emerging markets strength in Global Banking and Markets

Global Banking and Markets made a pre-tax profit of US$2.7 billion, down 35 per cent over the first half of 2007 but 37 per cent higher than in the second half. In emerging markets, profit before tax was up by 51 per cent.
We wrote down US$3.9 billion on credit trading, monoline exposures and leveraged acquisition financing loans. This reflected the effect of market illiquidity across all asset-backed and structured-product sectors. HSBC’s exposure to illiquid markets and the consequent uncertainty over mark-to-market values remains modest with only 3 per cent of our assets having to be valued with reference to significant unobservable price inputs. We have no material exposure to collateralised debt obligations backed by US sub-prime mortgages.
In the half, we created a stable funding basis for our Structured Investment Vehicles (‘SIVs’) by establishing new securities investment conduits. Since the end of 2007, assets held by the SIVs and the new conduits and consolidated on HSBC’s balance sheet have declined by US$11 billion to US$29 billion, primarily as assets have been sold or run off.
Our foreign exchange business reported record revenues. The gains reflected greater market volatility and higher customer volumes. Strong results were seen in Rates where increased customer activity and growth in deal volumes increased income.

Global Transaction Banking operates across Commercial Banking and Global Banking and Markets. It generated US$4.6 billion of revenue in the first half of 2008, up by US$0.7 billion. Payments and cash management revenues were 10 per cent ahead of the first half of 2007, the strong liability growth offsetting the effect of declining spreads following rate cuts. Trade and supply chain performed strongly, increasing by 27 per cent despite retail weakness in the US and the UK.

We continued to concentrate on Global Banking and Markets’ emerging market-led, financing-focused strategy. The relevance of that cross-border strategy and the strength of HSBC’s corporate and institutional franchise was illustrated by the number of transactions in which we acted on behalf of clients. In the first half of 2008, HSBC acted for more than 700 clients in 29 sectors in some 60 countries. The notional value of these transactions amounted to more than a trillion US dollars.

Recognition for what has been achieved included being awarded Best Emerging Market Bank by Euromoney . We closed a number of landmark cross-border deals, including Vale's US$12.2 billion global equity offering, the largest ever follow-on offering by a Latin American company. We advised Ford on the US$2.3 billion sale of its Jaguar and Land Rover businesses to Tata Motors and we were sole book runner of PetroRabigh’s US$1.2 billion IPO, the first IPO by a Saudi Aramco affiliate.

Expanding Private Banking in emerging markets

Private Banking pre-tax profits increased by 5 per cent to US$822 million, primarily due to strong performances in Switzerland and Monaco. In difficult times, we increased total client assets by 1 per cent in the first half of 2008 to US$499 billion. Private Banking generates 59 per cent of its business from clients in emerging markets. We have recently opened three new Private Banking offices in mainland China.
Overall, referrals to Private Banking from other customer groups have increased by 28 per cent. Net new money from referrals is up over 70 per cent, to US$3.4 billion.

Building our insurance proposition

We continue to develop our insurance business worldwide, which now represents 16 per cent of the Group’s pre-tax profit. Premium growth was up by 30 per cent, driven mainly by Latin America, Hong Kong and Europe.
Insurance extended its reach with the start of operations in India and the launch of our joint venture in South Korea. Our Preferred Strategic Providers now operate in 23 countries with 82 product launches under way, emphasising the power of HSBC’s distribution capabilities.
We won several industry awards, including ‘Best Life Insurance Provider’ in Brazil and a Labels d’Excellence award in France.

Transforming our customers’ experience by Joining up the Company
‘Joining up the company’ is about increasing revenues, particularly those which are new to the bank, and slowing cost growth. In previous paragraphs, I have outlined growth coming from Premier, Global Links and Private Banking and we expect this to continue. However, we are also working to develop the synergies that can be achieved by commonality of technology and process through ‘One HSBC’, particularly as it relates to reducing our cost base in developed markets. A slowing of the Group's cost growth is evident in our results for this half year.

One HSBC is our programme to re-engineer the company so that wherever possible we use global systems which provide leading customer experience and also drive down the cost of production. For example, One HSBC Call Centre is reducing call times for our customers’ most frequent transactions. One HSBC Collections improves our service and contact capabilities through holistic customer level views versus individual account views. About three-quarters of the Group’s global credit card base is now on the One HSBC Cards platform, and in 2008 we will be undertaking conversions in India and Indonesia. Standardising our service proposition under the One HSBC programme has cut our service interruptions in half.

We can now deploy One HSBC systems in a country as a fully integrated package. This is particularly beneficial in our emerging markets as the suite reduces bespoke software costs as well as producing operating benefits. In the first half of 2008, we deployed the One HSBC suite in seven countries (Poland, Brunei, Australia, Russia, Chile, Indonesia and Slovakia). We aim to deploy it in another seven countries in the second half of the year. Migration to our standard One HSBC will play a major part in creating value for customers and shareholders in the coming years. I will update you on our further progress at year-end.

Continued focus on financial strength

We live in uncertain times, but we have a clear strategy that we are implementing in a focused and effective way. In April, HSBC was named the number one company in the Forbes 2000 list of the world’s largest companies – the first time a non-US company has topped the list. We were also named the number one bank of The Banker’s Top 1000 World Banks 2008, for total tier 1 capital.
Our current customers, and our new customers, know we are here to serve and support them, wherever they wish to do business under the HSBC brand in the 85 countries and territories in which we operate.
We know that to extract HSBC’s full value for shareholders, we must continue to Join up the Company for the benefit of all. We have a long way to go, but value can and will be created by staying focused on this objective.

I would like to thank all our 335,000 staff for serving our over 100 million customers and protecting the interests of our 200,000 shareholders by remaining true to the fundamental principles of HSBC.

M F Geoghegan, Group Chief Executive
4 August 2008

HSBC Holdings plc	Financial Overview
________________________________________________________________________________

Half -year to			Half-year to
30 June			30 June	30 June	31 December
2008			2008	2007	2007
£m	HK$m		US$m	US$m	US$m
		For the period
5,195	79,896	Profit before tax	10,247	14,159	10,053
		Profit attributable to shareholders of the
3,915	60,209	parent company	7,722	10,895	8,238
3,459	53,199	Dividends	6,823	6,192	4,049

		At the period-end
63,647	988,923	Total shareholders’ equity	126,785	119,780	128,160
73,769	1,146,210	Total regulatory capital***	146,950	137,042	152,640
660,669	10,265,385	Customer accounts and deposits by banks	1,316,075	1,109,605	1,228,321
1,278,432	19,864,088	Total assets	2,546,678	2,150,441	2,354,266
618,203	9,605,552	Risk-weighted assets at period end	1,231,481	1,041,540	1,123,782

£	HK$		US$	US$	US$
		Per ordinary share
0.33	5.07	Basic earnings	0.65	0.95	0.70
0.33	5.07	Diluted earnings	0.65	0.94	0.69
0.29	4.44	Dividends *	0.57	0.53	0.34
5.16	80.11	Net asset value at period end	10.27	10.10	10.72

		Share information
		US$0.50 ordinary shares in issue (million)	12,005	11,713	11,829
		Market capitalisation (billion)	US$185	US$215	US$198
		Closing market price per share	£7.76	£9.15	£8.42

			Over 1 year	Over 3 years	Over 5 years

		Total shareholder return to
		30 June 2008 **	90.1	102.3	141.0
		Benchmarks: FTSE 100	88.4	122.2	166.0
		MSCI World	89.8	131.1	180.6

*          Under IFRSs accounting rules, the dividend per share of US$0.57 shown in the accounts is the total of the dividends declared during the first half of 2008. This represents the fourth interim dividend for 2007 and the first interim dividend for 2008.

**     Total shareholder return (‘TSR’) is as defined in the Annual Report and Accounts 2007.

***     The calculation of capital resources, capital ratios and risk-weighted assets for 30 June 2008 is on a Basel II basis. Comparatives are based on Basel I..

HSBC Holdings plc	Financial Overview
(continued)
________________________________________________________________________________

	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	%	%	%
Performance ratios
Return on average invested capital[1]	11.9	18.4	12.4
Return on average total shareholders’ equity	12.1	19.1	13.0
Post-tax return on average total assets	0.68	1.19	0.78
Post-tax return on average risk-weighted assets	1.39	2.30	1.63

Efficiency and revenue mix ratios
Cost efficiency ratio	51.0	48.3	50.4

As a percentage of total operating income:
- net interest income	49.4	43.3	43.0
- net fee income	25.6	24.9	25.3
- net trading income	8.9	13.1	9.5

Capital ratios
- Tier 1 capital	8.8	9.3	9.3
- Total capital	11.9	13.2	13.6

1      Return on invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders’ equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.

HSBC Holdings plc	Consolidated Income Statement
________________________________________________________________________________

Half-year to			Half-year to
30 June			30 June	30 June	31 December
2008			2008	2007	2007
£m	HK$m		US$m	US$m	US$m

23,912	367,738	Interest income	47,164	43,567	48,792
(13,175)	(202,613)	Interest expense	(25,986)	(25,337)	(29,227)

10,737	165,125	Net interest income	21,178	18,230	19,565

6,784	104,332	Fee income	13,381	12,488	13,849
(1,212)	(18,635)	Fee expense	(2,390)	(1,993)	(2,342)

5,572	85,697	Net fee income	10,991	10,495	11,507

324	4,982	Trading income excluding net interest income	639	3,351	1,107
1,620	24,911	Net interest income on trading activities	3,195	2,160	3,216

1,944	29,893	Net trading income	3,834	5,511	4,323

		Net income/(expense) from financial instruments
(296)	(4,553)	designated at fair value	(584)	874	3,209
414	6,370	Gains less losses from financial investments	817	999	957
		Gains arising from dilution of interests in
-	-	associates	-	1,076	16
45	686	Dividend income	88	252	72
2,613	40,178	Net earned insurance premiums	5,153	3,977	5,099
727	11,189	Other operating income	1,435	678	761

21,756	334,585	Total operating income	42,912	42,092	45,509

		Net insurance claims incurred and
(1,743)	(26,798)	movement in liabilities to policyholders	(3,437)	(3,599)	(5,009)

		Net operating income before loan impairment
20,013	307,787	charges and other credit risk provisions	39,475	38,493	40,500
		Loan impairment charges and other credit
(5,099)	(78,422)	risk provisions	(10,058)	(6,346)	(10,896)

14,914	229,365	Net operating income	29,417	32,147	29,604

(5,539)	(85,182)	Employee compensation and benefits	(10,925)	(10,430)	(10,904)
(3,792)	(58,314)	General and administrative expenses	(7,479)	(7,022)	(8,272)
		Depreciation and impairment of property,
(438)	(6,729)	plant and equipment	(863)	(817)	(897)
(175)	(2,698)	Amortisation and impairment of intangible assets	(346)	(342)	(358)
(267)	(4,109)	Goodwill impairment	(527)	-	-

(10,211)	(157,032)	Total operating expenses	(20,140)	(18,611)	(20,431)

4,703	72,333	Operating profit	9,277	13,536	9,173

492	7,563	Share of profit in associates and joint ventures	970	623	880

5,195	79,896	Profit before tax	10,247	14,159	10,053

(984)	(15,134)	Tax expense	(1,941)	(2,645)	(1,112)

4,211	64,762	Profit for the period	8,306	11,514	8,941

		Profit attributable to shareholders of the
3,915	60,209	parent company	7,722	10,895	8,238

296	4,553	Profit attributable to minority interests	584	619	703

HSBC Holdings plc	Consolidated Balance Sheet
________________________________________________________________________________

At			At	At	At
30 June			30 June	30 June	31 December
2008			2008	2007	2007
£m	HK$m		US$m	US$m	US$m

		ASSETS

6,763	105,089	Cash and balances at central banks	13,473	16,651	21,765
		Items in the course of collection from other
8,393	130,408	banks	16,719	23,152	9,777
		Hong Kong Government certificates of
7,218	112,144	indebtedness	14,378	12,947	13,893
237,716	3,693,589	Trading assets	473,537	424,645	445,968
20,475	318,131	Financial assets designated at fair value	40,786	34,849	41,564
130,853	2,033,180	Derivatives	260,664	149,181	187,854
129,004	2,004,454	Loans and advances to banks	256,981	214,645	237,366
526,698	8,183,762	Loans and advances to customers	1,049,200	928,101	981,548
137,925	2,143,050	Financial investments	274,750	233,001	283,000
5,652	87,820	Interests in associates and joint ventures	11,259	8,583	10,384
20,489	318,349	Goodwill and intangible assets	40,814	38,445	39,689
7,888	122,561	Property, plant and equipment	15,713	14,982	15,694
26,440	410,826	Other assets	52,670	30,164	39,493
724	11,255	Current tax asset	1,443	675	896
3,258	50,622	Deferred tax asset	6,490	3,327	5,284
8,936	138,848	Prepayments and accrued income	17,801	17,093	20,091

1,278,432	19,864,088	Total assets	2,546,678	2,150,441	2,354,266

HSBC Holdings plc	Consolidated Balance Sheet
(continued)
________________________________________________________________________________

At			At	At	At
30 June			30 June	30 June	31 December
2008			2008	2007	2007
£m	HK$m		US$m	US$m	US$m

		LIABILITIES AND EQUITY
		Liabilities
7,218	112,144	Hong Kong currency notes in circulation	14,378	12,947	13,893
77,384	1,202,386	Deposits by banks	154,152	128,773	132,181
583,285	9,062,999	Customer accounts	1,161,923	980,832	1,096,140
		Items in the course of transmission to other
7,695	119,566	banks	15,329	20,339	8,672
170,987	2,656,767	Trading liabilities	340,611	313,193	314,580
45,059	700,113	Financial liabilities designated at fair value	89,758	75,966	89,939
126,180	1,960,585	Derivatives	251,357	144,284	183,393
115,594	1,796,083	Debt securities in issue	230,267	229,239	246,579
1,817	28,228	Retirement benefit liabilities	3,619	2,984	2,893
24,314	377,793	Other liabilities	48,435	31,937	35,013
1,547	24,040	Current tax liability	3,082	2,563	2,559
23,519	365,438	Liabilities under insurance contracts	46,851	36,929	42,606
8,831	137,218	Accruals and deferred income	17,592	16,857	21,766
940	14,602	Provisions	1,872	1,603	1,958
966	15,007	Deferred tax liability	1,924	2,000	1,859
15,822	245,833	Subordinated liabilities	31,517	23,504	24,819

1,211,158	18,818,802	Total liabilities	2,412,667	2,023,950	2,218,850

		Equity
3,014	46,823	Called up share capital	6,003	5,857	5,915
4,065	63,157	Share premium account	8,097	7,834	8,134
1,071	16,645	Other equity instruments	2,134	-	-
13,836	214,976	Other reserves	27,561	31,838	33,014
41,661	647,322	Retained earnings	82,990	74,251	81,097

63,647	988,923	Total shareholders' equity	126,785	119,780	128,160
3,627	56,363	Minority interests	7,226	6,711	7,256

67,274	1,045,286	Total equity	134,011	126,491	135,416

1,278,432	19,864,088	Total equity and liabilities	2,546,678	2,150,441	2,354,266

HSBC Holdings plc	Consolidated Statement of Recognised Income and Expense
________________________________________________________________________________

	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Available-for-sale investments:
- fair value gains/(losses) taken to equity	(8,475)	1,162	(406)
- fair value gains transferred to income statement on disposal	(920)	(763)	(1,011)
- amounts transferred to the income statement in respect of impairment	384	(20)	54
Cash flow hedges:
- fair value gains taken to equity	914	395	230
- fair value gains transferred to income statement	(1,134)	(568)	(1,318)
Share of changes in equity of associates and joint ventures	(342)	186	186
Exchange differences	3,170	2,293	3,653
Actuarial gains/(losses) on defined benefit plans	(910)	2,028	139

	(7,313)	4,713	1,527
Tax on items taken directly to equity	936	(455)	229
Total income and expense taken to equity
during the period	(6,377)	4,258	1,756
Profit for the period	8,306	11,514	8,941

Total recognised income and expense for the period	1,929	15,772	10,697

Total recognised income and expense for the period attributable to:
- s hareholders of the parent company	1,523	14,950	9,851
- minority interests	406	822	846

	1,929	15,772	10,697

HSBC Holdings plc	Consolidated Cash Flow Statement
________________________________________________________________________________

	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Cash flows from operating activities
Profit before tax	10,247	14,159	10,053

Adjustments for:
- non-cash items included in profit before tax	12,900	7,358	14,343
- change in operating assets	(101,131)	(65,685)	(110,853)
- change in operating liabilities	69,395	123,248	126,847
- elimination of exchange differences	(11,632)	(5,871)	(12,731)
- net gain from investing activities	(1,555)	(1,149)	(1,060)
- share of profits in associates and joint ventures	(970)	(623)	(880)
- dividends received from associates	405	146	217
- contribution paid to defined benefit plans	(416)	(970)	(423)
- tax paid	(2,152)	(2,217)	(2,871)

Net cash from operating activities	(24,909)	68,396	22,642

Cash flows from investing activities
Purchase of financial investments	(123,464)	(126,316)	(134,664)
Proceeds from the sale and maturity of financial investments	126,384	115,063	123,584
Purchase of property, plant and equipment	(1,112)	(965)	(1,755)
Proceeds from the sale of property, plant and equipment	2,156	1,368	1,810
Proceeds from the sale of loan portfolios	-	-	1,665
Net purchase of intangible assets	(553)	(451)	(499)
Net cash inflow/(outflow) from acquisition of and increase
in stake of subsidiaries	1,608	(323)	(300)
Net cash inflow from disposal of subsidiaries	440	-	187
Net cash outflow from acquisition of and increase in stake of associates	(122)	(9)	(342)
Net cash inflow from the consolidation of funds	-	-	1,600
Proceeds from disposal of associates	(8)	-	69

Net cash generated/(used) in investing activities	5,329	(11,633)	(8,645)

Cash flows from financing activities
Issue of ordinary share capital	52	116	358
Issue of other equity instruments	2,134	-	-
Net purchases and sales of own shares for market-making
and investment purposes	(202)	220	(94)
Purchases of own shares to meet share awards and share option awards	(783)	(807)	171
On exercise of share options	14	58	46
Subordinated loan capital issued	5,582	563	5,142
Subordinated loan capital repaid	6	(87)	(602)
Dividends paid to shareholders of the parent company	(3,825)	(3,591)	(2,412)
Dividends paid to minority interests	(394)	(460)	(258)

Net cash generated/(used) in financing activities	2,584	(3,988)	2,351

Net increase/(decrease) in cash and cash equivalents	(16,996)	52,775	16,348

Cash and cash equivalents at beginning of period	297,009	215,486	272,284
Exchange differences in respect of cash and cash equivalents	7,525	4,023	8,377

Cash and cash equivalents at end of period	287,538	272,284	297,009

HSBC Holdings plc	Additional Information
________________________________________________________________________________

1. Basis of preparation and accounting policies

The interim consolidated financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting' as published by the International Accounting Standards Board ('IASB') and endorsed by the EU.

The consolidated financial statements of HSBC at 31 December 2007 were prepared in accordance with International Financial Reporting Standards ('IF
RSs') as endorsed by the EU. EU-
endorsed IFRSs may differ from IFRSs, as published by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 30 June 2008, there were no unendorsed standards effective for the period e nded 30 June 2008 affecting the

interim
consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee ('IFRIC') and its predecessor body.

The accounting policies adopted by HSBC for the interim consolidated financial statements are consistent with those described on page 347 of the
Annual Report and Accounts 2007
.

2. Dividends

The Directors have declared a second interim dividend for 2008 of US$0.18 per ordinary share, a distribution of approximately US$2,161 million. The second interim dividend will be payable on 8 October 2008 to holders of ordinary shares on the Register at the close of business on 22 August 2008. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in
London
 at or about 11.00 am on 29 September 2008, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 3 September 2008, and elections must be received by 24 September 2008. As this dividend was declared after the balance sheet date, it has not been included in 'Other liabilities' at 30 June 2008.

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 8 October 2008 to the holders of record on 22 August 2008. The dividend will be payable in cash, in euros at the exchange rate on 29 September 2008, and with a scrip dividend alternative. Particulars of these arrangements will be announced through Euronext Paris on 20 August 2008 and 28 August 2008.

The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 8 October 2008 to holders of record on 22 August 2008. The dividend of US$0.90 per ADS will be payable in cash in US dollars and with a scrip dividend alternative of new ADSs. Particulars of these arrangements will be mailed to holders on or about 2 September 2008. Elections must be received by the depositary on or before 18 September 2008. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

HSBC Holdings' ordinary shares will be quoted ex-dividend in
London
, Hong Kong,
Paris
 and
Bermuda
 on 20 August 2008. The ADSs will be quoted ex-dividend in
New York
 on 20 August 2008.

Dividends to shareholders of the parent company were as follows:

	Half-year to
	30 June 2008			30 June 2007			31 December 2007
	Per share US $	Total US$m	Settled in scrip US$m	Per share US $	Total US$m	Settled in scrip US$m	Per share US $	Total US$m	Settled in scrip US$m

Dividends declared on ordinary
shares
In respect of previous year:
- fourth interim dividend	0.39	4,620	2,233	0.36	4,161	2,116	-	-	-
In respect of current year:
- first interim dividend	0.18	2,158	256	0.17	1,986	712	-	-	-
- second interim dividend	-	-	-	-	-	-	0.17	1,997	912
- third interim dividend	-	-	-	-	-	-	0.17	2,007	614

	0.57	6,778	2,489	0.53	6,147	2,828	0.34	4,004	1,526

Quarterly dividends on
preference shares classified
as equity
March dividend	15.50	22		15.50	22		-	-
June dividend	15.50	23		15.50	23		-	-
September dividend	-	-		-	-		15.50	22
December dividend	-	-		-	-		15.50	23

	31.00	45		31.00	45		31.00	45

3. Earnings and dividends per ordinary share

	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$	US$	US$

Basic earnings per ordinary share	0.65	0.95	0.70
Diluted earnings per ordinary share	0.65	0.94	0.69
Dividends per ordinary share	0.57	0.53	0.34

Dividend pay out ratio [1]	87.7%	55.8%	48.6%

1
    Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company of US$7,677 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 11,737 million (first half of 2007: profit of US$10,850 million and 11,463 million shares; second half of 2007: profit of US$8,193 million and 11,626 million shares).

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

3. Earnings and dividends per ordinary share (continued)

	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$	US$	US$

Profit attributable to shareholders of the parent company	7,722	10,895	8,238
Dividend payable on preference shares classified as equity	(45)	(45)	(45)

Profit attributable to ordinary shareholders of the parent company	7,677	10,850	8,193

Diluted earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares, of 11,806 million (first half of 2007: 11,518 million shares; second half of 2007: 11,802 million shares)
.

4. Tax expense

	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

UK corporation tax charge	991	476	850
Overseas tax	1,306	1,937	1,942

Current tax	2,297	2,413	2,792
Deferred tax	(356)	232	(1,680)

Tax expense	1,941	2,645	1,112

Effective tax rate	18.9%	18.7%	11.1%

The
UK
 corporation tax rate applying to HSBC Holdings plc changed from 30 per cent to 28 per cent with effect from 1 April 2008 (2007: 30 per cent). Overseas tax included
Hong Kong
 profits tax of US$529 million (first half of 2007: US$495 million; second half of 2007: US$642 million). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5 per cent (2007: 17.5 per cent) on the profits for the period assessable in
Hong Kong
. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Taxation at UK corporation tax rate of 28.5 per cent (2007: 30 per cent) [1]	2,920	4,248	3,016

Effect of taxing overseas profit in principal locations at different rates	(560)	(459)	(1,001)
Tax-free gains	(267)	(157)	(139)
Adjustments in respect of prior period liabilities	2	(152)	(157)
Low income housing tax credits	(51)	(52)	(55)
Effect of profit in associates and joint ventures	(263)	(185)	(265)
Effect of previously unrecognised temporary differences	(80)	(211)	(274)
Release of deferred tax consequent on restructuring of Group's interests	-	-	(359)
Impact of gains arising from dilution of interests in associates	-	(250)	(3)
Other items	240	(137)	349

Overall tax expense	1,941	2,645	1,112

1

The change in the
UK
 corporation tax rate from 30 per cent to 28 per cent with effect from 1 April 2008 gave rise to a blended tax rate for 2008 of 28.5 per cent
.

5. Analysis of net fee income

	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Cards	3,089	3,092	3,404
Account services	2,260	1,961	2,398
Funds under management	1,572	1,390	1,585
Broking income	954	928	1,084
Insurance	942	804	1,032
Global custody	757	557	847
Credit facilities	639	672	466
Unit trusts	337	420	455
Imports/Exports	496	407	459
Remittances	307	273	283
Corporate finance	232	220	189
Underwriting	204	196	171
Trust income	164	146	153
Tax payer financial services	154	234	18
Maintenance income on operating leases	70	69	70
Mortgage servicing	56	53	56
Other	1,148	1,066	1,179

Total fee income	13,381	12,488	13,849
Less: fee expense	(2,390)	(1,993)	(2,342)

Net fee income	10,991	10,495	11,507

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

6. Loan impairment charge

	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
By category:

Individually assessed impairment allowances:
- Net new allowances	390	442	483
- Recoveries	(58)	(57)	(72)

	332	385	411
Collectively assessed impairment allowances:
- Net new allowances	10,046	6,230	11,027
- Recoveries	(421)	(287)	(589)

	9,625	5,943	10,438
Total charge for
impairment losses	9,957	6,328	10,849

7. Capital resources

	At	At	At	At
	30 June	31 December	31 December	30 June
	2008	2007	2007	2007
	Basel II	Basel II	Basel I	Basel I
	Actual	Pro-forma [1]	Actual	Actual
	US$m	US$m	US$m	US$m

Composition of regulatory capital
Tier 1 capital:
Shareholders' equity [2]	126,785	128,160	128,160	119,780
Minority interests	4,076	4,059	4,059	3,542
Preference shares	2,170	2,181	2,181	2,126
Adjustment for:
Goodwill capitalised and intangible assets	(40,360)	(38,855)	(38,855)	(37,547)
Unrealised losses on available-for-sale debt securities [3]	9,075	2,445	2,445	265
Other regulatory adjustments [4] ,5	(3,086)	(2,309)	(3,535)	(696)
Excess of expected losses over impairment allowances	(3,490)	(4,508)	-	-

Core tier 1 capital	95,170	91,173	94,455	87,470

Innovative tier 1 securities	12,681	10,512	10,512	9,874

Total Tier 1 capital	107,851	101,685	104,967	97,344

HSBC Holdings plc	Additional Information
(continued)

	At	At	At	At
	30 June	31 December	31 December	30 June
	2008	2007	2007	2007
	Basel II	Basel II	Basel I	Basel I
	Actual	Pro-forma	Actual	Actual
	US$m	US$m	US$m	US$m

Tier 2 capital
Reserves arising from revaluation of property and
unrealised gains on available-for-sale equities	2,768	4,393	4,393	3,653
Collective impairment allowances [6]	3,564	2,176	14,047	11,735
Perpetual subordinated debt	3,113	3,114	3,114	3,387
Term subordinated debt	44,036	37,658	37,658	30,901
Minority and other interests in tier 2 capital	300	300	300	425

Total qualifying tier 2 capital before deductions	53,781	47,641	59,512	50,101

Unconsolidated investments [7]	(11,183)	(11,092)	(11,092)	(9,883)
Excess of expected losses over impairment allowances	(3,490)	(4,508)	-	-
Other deductions	(9)	(747)	(747)	(520)

Total deductions other than from tier 1 capital	(14,682)	(16,347)	(11,839)	(10,403)

Total regulatory capital	146,950	132,979	152,640	137,042

Risk-weighted assets
Credit and counterparty risk	1,071,482	1,011,343	-	-
Market risk	52,533	45,840	-	-
Operational risk	107,466	107,466	-	-
Banking book	-	-	1,020,747	949,958
Trading book	-	-	103,035	91,582

	1,231,481	1,164,649	1,123,782	1,041,540

Capital Ratios	%	%	%	%
Core tier 1 ratio	7.7	7.8	8.4	8.4
Tier 1 ratio	8.8	8.7	9.3	9.3
Total capital ratio	11.9	11.4	13.6	13.2

1

As
Basel
 II rules were implemented across the Group, adjustments to the previously published 31 December 2007 pro
ߛforma risk-weighted assets were identified, amounting to

US$35,198 million. The pro-forma position at 31 December 2007 has been adjusted accordingly.
2

Includes
externally verified profits for the half year to 30 June 2008.
3

Under FSA rules, unrealised gains/losses on debt securities net of deferred tax must be excluded from capital resources.
4

Includes removal of the fair value gains and losses, net deferred tax, arising from the
credit spreads on debt issued by HSBC Holdings and its subsidiaries and designated at fair value
.
5

Includes
a
tax credit adjustment in respect of the excess of expected loss es
 over impairment allowance
s.
6

Under
Basel
 II, only
collective impairment allowances
 on loan portfolios on the standardised approach are included in tier 2 capital.
7

Mainly comprise
 investments in insurance entities.

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

8. Notes on the cash flow statement

	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Non-cash items included in profit before tax
Depreciation, amortisation and impairment	1,766	1,184	1,338
Gain arising from dilution of interests in associates	-	(1,076)	(16)
Revaluations on investment property	(27)	(48)	(104)
Share-based payment expense	427	413	457
Loan impairment losses gross of recoveries	10,436	6,635	11,547
Provisions for liabilities and charges	107	282	707
Impairment of financial investments	418	18	86
Charge for defined benefit plans	234	342	385
Accretion of discounts and amortisation of premiums	(461)	(392)	(57)

	12,900	7,358	14,343

Change in operating assets
Change in prepayments and accrued income	2,294	(2,280)	(2,789)
Change in net trading securities and net derivatives	(29,675)	10,487	(15,459)
Change in loans and advances to banks	1,605	(357)	(8,565)
Change in loans and advances to customers	(76,452)	(66,739)	(65,147)
Change in financial assets designated at fair value	2,923	(5,872)	(7,488)
Change in other assets	(1,826)	(924)	(11,405)

	(101,131)	(65,685)	(110,853)

Change in operating liabilities
Change in accruals and deferred income	(4,219)	547	4,572
Change in deposits by banks	20,947	29,661	2,933
Change in customer accounts	63,277	84,496	115,310
Change in debt securities in issue	(16,522)	(1,086)	(11,403)
Change in financial liabilities designated at fair value	(181)	5,755	6,549
Change in other liabilities	6,093	3,875	8,886

	69,395	123,248	126,847

Cash and cash equivalents
Cash and balances at central banks	13,473	16,651	21,765
Items in the course of collection from other banks	16,719	23,152	9,777
Loans and advances to banks of one month or less	244,608	220,136	232,320
Treasury bills, other bills and certificates of deposit
less than three months	28,067	32,684	41,819
Less: items in the course of transmission to other banks	(15,329)	(20,339)	(8,672)

Total cash and cash equivalents	287,538	272,284	297,009

Interest and dividends
Interest paid	(31,752)	(31,002)	(32,624)
Interest received	53,945	47,423	55,970
Dividends received	1,339	1,426	407

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

9. Distribution of results by customer group and global business

Personal Financial Services
	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest income	15,217	13,998	15,071
Net fee income	5,626	5,523	6,219

Net trading income	184	93	85
Net income/(expense) from financial instruments
designated at fair value	(1,135)	796	537
Gains less losses from financial investments	585	60	291
Dividend income	15	41	14
Net earned insurance premiums	4,746	3,735	4,536
Other operating income	390	255	132

Total operating income	25,628	24,501	26,885

Net insurance claims incurred and movement in liabilities to
policyholders	(3,206)	(3,605)	(4,542)
Net operating income before loan impairment charges
and other credit risk provisions	22,422	20,896	22,343

Loan impairment charges and other credit risk provisions	(9,384)	(5,928)	(10,244)

Net operating income	13,038	14,968	12,099

Total operating expenses	(11,099)	(10,452)	(11,305)

Operating profit	1,939	4,516	794

Share of profit in associates and joint ventures	374	213	377

Profit before tax	2,313	4,729	1,171

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

Commercial Banking
	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest income	4,747	4,286	4,769
Net fee income	2,165	1,904	2,068

Net trading income	221	134	162
Net income/(expense) from financial instruments
designated at fair value	(59)	(24)	46
Gains less losses from financial investments	191	25	65
Dividend income	3	4	4
Net earned insurance premiums	360	205	528
Other operating income	718	2	163

Total operating income	8,346	6,536	7,805

Net insurance claims incurred and movement in liabilities to
policyholders	(190)	44	(435)
Net operating income before loan impairment charges
and other credit risk provisions	8,156	6,580	7,370

Loan impairment charges and other credit risk provisions	(563)	(431)	(576)

Net operating income	7,593	6,149	6,794

Total operating expenses	(3,280)	(2,907)	(3,345)

Operating profit	4,313	3,242	3,449

Share of profit in associates and joint ventures	298	180	274

Profit before tax	4,611	3,422	3,723

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

Global Banking and Markets
	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest income	3,737	1,847	2,583
Net fee income	2,354	2,264	2,637

Net trading income	633	2,897	370
Net income/(expense) from financial instruments
designated at fair value	(211)	11	(175)
Gains less losses from financial investments	244	768	545
Dividend income	49	175	47
Net earned insurance premiums	62	46	47
Other operating income	551	529	689

Total operating income	7,419	8,537	6,743

Net insurance claims incurred and movement in liabilities to
policyholders	(40)	(38)	(32)
Net operating income before loan impairment charges
and other credit risk provisions	7,379	8,499	6,711

Loan impairment charges and other credit risk recoveries	(115)	24	(62)

Net operating income	7,264	8,523	6,649

Total operating expenses	(4,827)	(4,479)	(4,879)

Operating profit	2,437	4,044	1,770

Share of profit in associates and joint ventures	253	114	193

Profit before tax	2,690	4,158	1,963

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

Private Banking
	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest income	783	567	649
Net fee income	814	811	804

Net trading income	218	259	275
Net income/(expense) from financial instruments
designated at fair value	1	-	(1)
Gains less losses from financial investments	80	45	74
Dividend income	4	5	2
Other operating income	16	31	27

Net operating income before loan impairment charges
and other credit risk provisions	1,916	1,718	1,830

Loan impairment charges and other credit risk provisions	4	(9)	(5)

Net operating income	1,920	1,709	1,825

Total operating expenses	(1,098)	(929)	(1,096)

Operating profit	822	780	729

Share of profit in associates and joint ventures	-	-	2

Profit before tax	822	780	731

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

Other
	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest expense	(375)	(291)	(251)
Net fee income/(expense)	32	(7)	(221)

Net trading income/(expense)	(353)	(49)	175
Net income from financial instruments
designated at fair value	820	91	2,802
Gains less losses from financial investments	(283)	101	(18)
Gains arising from dilution of interests in associates	-	1,076	16
Dividend income	17	27	5
Net earned insurance premiums	(15)	(9)	(12)
Other operating income	1,943	1,667	1,856

Total operating income	1,786	2,606	4,352

Net insurance claims incurred and movement in liabilities to
policyholders	(1)	-	-
Net operating income before loan impairment charges
and other credit risk provisions	1,785	2,606	4,352

Loan impairment charges and other credit risk provisions	-	(2)	(9)

Net operating income	1,785	2,604	4,343

Total operating expenses	(2,019)	(1,650)	(1,912)

Operating profit/(loss)	(234)	954	2,431

Share of profit in associates and joint ventures	45	116	34

Profit/(loss) before tax	(189)	1,070	2,465

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

10. Geographical distribution of results

Europe
	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Interest income	18,126	15,217	17,927
Interest expense	(13,651)	(11,297)	(14,101)

Net interest income	4,475	3,920	3,826

Fee income	5,666	5,382	5,591
Fee expense	(1,443)	(1,238)	(1,304)

Net fee income	4,223	4,144	4,287

Net trading income	3,649	3,338	3,605
Net income/(expense) from financial instruments
designated at fair value	(659)	348	878
Gains less losses from financial investments	608	790	536
Dividend income	20	161	10
Net earned insurance premiums	2,286	1,480	2,530
Other operating income	1,427	262	931

Total operating income	16,029	14,443	16,603

Net insurance claims incurred and movement in liabilities to
policyholders	(1,388)	(1,146)	(2,333)
Net operating income before loan impairment charges
and other credit risk provisions	14,641	13,297	14,270

Loan impairment charges and other credit risk provisions	(1,272)	(1,363)	(1,179)

Net operating income	13,369	11,934	13,091

Total operating expenses	(8,193)	(7,972)	(8,553)

Operating profit	5,176	3,962	4,538

Share of profit in associates and joint ventures	1	88	7

Profit before tax	5,177	4,050	4,545

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

Hong Kong
	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Interest income	4,984	6,214	6,366
Interest expense	(2,149)	(3,646)	(3,451)

Net interest income	2,835	2,568	2,915

Fee income	1,724	1,659	2,201
Fee expense	(255)	(220)	(278)

Net fee income	1,469	1,439	1,923

Net trading income	314	469	773
Net income/(expense) from financial instruments
designated at fair value	(361)	210	466
Gains less losses from financial investments	(98)	32	62
Dividend income	20	17	14
Net earned insurance premiums	1,650	1,426	1,371
Other operating income	448	413	432

Total operating income	6,277	6,574	7,956

Net insurance claims incurred and movement in liabilities to
policyholders	(1,169)	(1,512)	(1,696)
Net operating income before loan impairment charges
and other credit risk provisions	5,108	5,062	6,260

Loan impairment charges and other credit risk provisions	(81)	(80)	(151)

Net operating income	5,027	4,982	6,109

Total operating expenses	(1,975)	(1,665)	(2,115)

Operating profit	3,052	3,317	3,994

Share of profit in associates and joint ventures	21	13	15

Profit before tax	3,073	3,330	4,009

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

Rest of Asia-Pacific (including Middle East )
	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Interest income	5,747	4,662	5,496
Interest expense	(3,114)	(2,761)	(3,254)

Net interest income	2,633	1,901	2,242

Fee income	1,686	1,174	1,535
Fee expense	(348)	(164)	(299)

Net fee income	1,338	1,010	1,236

Net trading income	1,329	797	846
Net income/(expense) from financial instruments
designated at fair value	(88)	78	33
Gains less losses from financial investments	33	26	12
Gains arising from dilution of interests in associates	-	1,076	5
Dividend income	2	4	4
Net earned insurance premiums	114	109	117
Other operating income	484	360	438

Total operating income	5,845	5,361	4,933

Net insurance claims incurred and movement in liabilities to
policyholders	(4)	(141)	(112)
Net operating income before loan impairment charges
and other credit risk provisions	5,841	5,220	4,821

Loan impairment charges and other credit risk provisions	(369)	(308)	(308)

Net operating income	5,472	4,912	4,513

Total operating expenses	(2,784)	(2,075)	(2,689)

Operating profit	2,688	2,837	1,824

Share of profit in associates and joint ventures	936	507	841

Profit before tax	3,624	3,344	2,665

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

North America
	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Interest income	13,797	14,958	15,225
Interest expense	(5,924)	(7,651)	(7,685)

Net interest income	7,873	7,307	7,540

Fee income	3,245	3,307	3,426
Fee expense	(423)	(403)	(520)

Net fee income	2,822	2,904	2,906

Net trading income/(expense)	(1,816)	622	(1,164)
Net income from financial instruments
designated at fair value	368	81	1,669
Gains less losses from financial investments	106	53	192
Dividend income	40	64	41
Net earned insurance premiums	203	231	218
Other operating income	115	342	18

Total operating income	9,711	11,604	11,420

Net insurance claims incurred and movement in liabilities to
policyholders	(112)	(124)	(117)
Net operating income before loan impairment charges
and other credit risk provisions	9,599	11,480	11,303

Loan impairment charges and other credit risk provisions	(7,166)	(3,820)	(8,336)

Net operating income	2,433	7,660	2,967

Total operating expenses	(5,334)	(5,235)	(5,321)

Operating profit/(loss)	(2,901)	2,425	(2,354)

Share of profit in associates and joint ventures	8	10	10

Profit/(loss) before tax	(2,893)	2,435	(2,344)

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

Latin America
	Half-year to
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Interest income	5,785	4,376	5,095
Interest expense	(2,423)	(1,842)	(2,053)

Net interest income	3,362	2,534	3,042

Fee income	1,418	1,234	1,413
Fee expense	(279)	(236)	(258)

Net fee income	1,139	998	1,155

Net trading income	358	285	263
Net income from financial instruments
designated at fair value	156	157	163
Gains less losses from financial investments	168	98	155
Gains arising from dilution of interests in associates	-	-	11
Dividend income	6	6	3
Net earned insurance premiums	900	731	863
Other operating income	130	153	75

Total operating income	6,219	4,962	5,730

Net insurance claims incurred and movement in liabilities to
policyholders	(764)	(676)	(751)
Net operating income before loan impairment charges
and other credit risk provisions	5,455	4,286	4,979

Loan impairment charges and other credit risk provisions	(1,170)	(775)	(922)

Net operating income	4,285	3,511	4,057

Total operating expenses	(3,023)	(2,516)	(2,886)

Operating profit	1,262	995	1,171

Share of profit in associates and joint ventures	4	5	7

Profit before tax	1,266	1,000	1,178

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

11. Goodwill impairment

It is HSBC's policy to test goodwill for impairment annually, and to perform an impairment test more frequently for cash generating units ('CGUs') when there are indication
s that conditions have changed
for those CGUs since the last goodwill impairment test that would result in a different outcome.

As a result of the continued deterioration in economic and credit conditions in
North America
, and the resulting further restructuring in the Personal Financial Services - North America CGU, an impairment test was performed on this CGU at 30 June 2008. This involved comparing the recoverable amount of the CGU to its carrying value including goodwill. Recoverable amount is estimated using a value in use calculation including cash flow estimates based on management's cash flow projections, extrapolated in perpetuity using a nominal long-term growth rate based on current market assessment of GDP and inflation for the countries within which the CGU operates. Cash flows are extrapolated in perpetuity due to the long-term perspective within the Group of the business units making up its CGUs. The discount rate used is based on the cost of capital HSBC allocates to investments in

North America
, as well as the cost of capital for each type of business within the CGU
. This testing confirmed that goodwill for the CGU was impaired and an impairment charge of US$
5
27
m
illion
 was recognised as goodwill impairment in the income statement. There was no prior impairment recognised on this CGU.

The process of identifying and evaluating goodwill impairment is inherently uncertain because it requires significant management judgement in making a series of estimations, the results of which are highly sensitive to the assumptions used. The review of goodwill impairment represents management's best estimate of the factors discussed in detail on page 133 in the
Annual Report and Accounts 2007
.

The goodwill impairment testing performed for the Personal Financial Services - North America CGU is highly sensitive to the assumptions and estimates used, and it is possible that the outcomes within the second half of 2008 could be different from the assumpti ons and estimates made as at 30
June 2008. In the event of further significant deterioration in the economic and credit conditions beyond the levels already reflected by management in the cash flow forecasts for the CGU, a further special review would be made. If this review indicated that a further deterioration in economic and credit conditions and future outlook was sufficiently severe, this could result in a further material impairment to the carrying amount of goodwill.

Two key assumptions upon which management has based its determination of the recoverable amount of the Personal Financial Services
-
 North America CGU are the discount rate and the long-term growth rate. The blended discount rate and the blended long-term growth rate used in the impairment testing at 30 June 2008 were 12.9 per cent and 4.0 per cent respectively (31 December 2007: 12.3 per cent and 4.0 per cent respectively). A 50 basis point increase in the discount rate, assuming no effects on other variables, would decrease the recoverable amount of goodwill by US$2 billion. A 50 basis point decrease in the long-term growth rate, assuming no effects on other variables, would decrease the recoverable amount of goodwill by US$1.1 billion.

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

12. Foreign currency amounts

The sterling and
Hong Kong
 dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

		Half-year to
		30 June	30 June	31 December
		2008	2007	2007

Closing :	HK$/US$	7.800	7.817	7.798
	£/US$	0.502	0.499	0.498

Average :	HK$/US$	7.797	7.812	7.790
	£/US$	0.507	0.508	0.492

13. Litigation

HSBC is party to legal actions in a number of jurisdictions including the
UK
, Hong Kong and the
US
, arising out of its normal business operations. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practicable to do so, except as set out below.

On 27 July 2007, the UK Office of Fair Trading issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the 'charges').

Certain preliminary issues in these proceedings were heard in a trial in the Commercial Division of the High Court on 17 January 2008 and judgment was given on 24 April 2008. This confirmed that HSBC Bank plc's current charges are capable of being tested for fairness but are not capable of being penalties. HSBC Bank plc is appealing the finding that the charges are capable of being tested for fairness. A further hearing took place on 7 to 9 July 2008, at which the Court considered certain further preliminary issues relating to HSBC Bank plc's historic charges. Judgment on these preliminary issues is awaited.

The proceedings remain at an early stage and may, allowing for appeals on the preliminary issues (and/or subsequently on substantive issues), take a number of years to conclude. A wide range of outcomes is possible, depending, initially, upon the outcome of the preliminary issues in the
Commercial Court
 and/or Court of Appeal and, to the extent applicable, upon the Court's subsequent assessment of each charge across the period under review. Since July 2001, there have been a variety of charges applied by HSBC Bank plc across different charging periods under the then existing contractual arrangements. HSBC Bank plc considers the charges to be and to have been valid and enforceable, and intends strongly to defend its position.

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

If, contrary to HSBC Bank plc's current assessment, the Court should ultimately (after appeals) reach a decision adverse to HSBC Bank plc that results in a liability for it, a large number of different outcomes is possible, each of which would have a different financial impact. Based on the facts currently available, and a number of assumptions, HSBC Bank plc estimates that the financial impact could be approximately US$700 million. To make an estimate of the potential financial impact at this stage with any precision is extremely difficult, owing to (among other things) the complexity of the issues, the number of permutations of possible outcomes, and the early stage of the proceedings. In addition, the assumptions made by HSBC Bank plc may prove to be incorrect.

14. Events after the balance sheet date

On 2 July 2008, HSBC completed the sale of seven regional banks to Banque Fédérale des Banques Populaires for €2.1 billion (US$3.2 billion). At 30 June 2008 the aggregate third party
total assets attributable to the French regional banking subsidiaries were €
6,741
 million (US$
10,636
 million), and they generated net profits af
ter tax of €62 million (US$95
 million) for the six months ended 30 June 2008. The Group's pre-tax profit on sale was US$2.1 billion.

In July 2008, HSBC decided to cease originating new business in the North American vehicle finance business of HSBC Finance and place the business in run-off. Total assets attributable to the HSBC Finance Corporation Vehicle Finance business at 30 June 2008, amounted to US$12.5 billion, and in the six months ended 30 June 2008, the business made profit before tax of US$27 million (year ended 31 December 2007:

US$229 million). HSBC management estimate that some 80 per cent of the portfolio will be run off in the normal course of business in the next three years, with the remaining balance reducing thereafter.

15. Forward-looking statements

This media release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

16. Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The
Interim Report 2008
 was approved by the Board of Directors on 4 August 2008. The statutory accounts for the year ended 31 December 2007 have been delivered to the Registrar of Companies in
England
 and
Wales
 in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the
Interim Report 2008
. The unaudited interim consolidated financial statements have been reviewed by the Company's auditor, KPMG Audit Plc, in accordance with the guidance contained in
Bulletin 1999/4: Review o
f
 interim financial information
 issued by the Auditing Practices Board. On the basis of its review, KPMG Audit Plc was not aware of any material modifications that should be made to the unaudited consolidated financial statements as presented for the six months ended 30 June 2008 in the
Interim Report
 to the shareholders. The full report of its review is included in the
Interim Report 2008
.

17. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings plc nor any subsidiary undertaking have bought, sold or redeemed any securities of HSBC Holdings plc during the six months ended 30 June 2008.

18. Registers of shareholders

The Overseas Branch Register of shareholders in
Hong Kong
 will be closed for one day, on Friday 22 August 2008. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on Thursday 21 August 2008 in order to receive the second interim dividend for 2008, which will be payable on 8 October 2008. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the
United Kingdom
 but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Friday 22 August 2008 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in
Bermuda
 but who has not lodged the share transfer with the Bermuda Branch Register should do so before 4.00pm on Friday 22 August 2008 in order to receive the dividend.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 22 August 2008 in order to receive the dividend.

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

19. Proposed interim dividends for 2008

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2008 that have not yet been declared are:

	Third interim dividend for 2008	Fourth interim dividend for 2008

Announcement	3 November 2008	2 March 2009

Shares quoted ex-dividend in London, Hong Kong, Paris and
Bermuda	19 November 2008	18 March 2009

ADSs quoted ex-dividend in New York	19 November 2008	18 March 2009

Record date and closure of Hong Kong Overseas
Branch register of shareholders for one day	21 November 2008	20 March 2009

Payment date	14 January 2009	6 May 2009

20. Final results for 2008

The results for the year to 31 December 2008 will be announced on 2 March 2009.

21. Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings plc has complied throughout the six months to 30 June 2008 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that The Stock Exchange of Hong Kong has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

21. Corporate governance (continued)

The Directors of HSBC Holdings plc as at the date of this announcement are:
S K Green, M F Geoghegan, S A Catz
†
, V H C Cheng, J D Coombe
†
, J L Durán
†
, R A Fairhead
†
, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett
†
, W S H Laidlaw
†
, Sir Mark Moody-Stuart
†
, G Morgan
†
, N R N Murthy
†
, S W Newton
†
, S M Robertson
†
 and Sir Brian Williamson
†
.

* Non-executive Director
† Independent non-executive Director

The Group Audit Committee has reviewed the results for the six months to 30 June 2008.

22. Interim Report

The
Interim Report

2008
 will be mailed to shareholders on or about 15 August 2008. Copies of the Interim Report and this Media Release may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Internal Communications, HSBC-North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; or from the HSBC Group website www.hsbc.com.

A Chinese translation of the
Interim Report 2008
 may be obtained on request from Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1806-07, 18
th
 Floor, 183 Queen's Road East,
Hong Kong
.

The
Interim Report 2008
 will be
available from 14 August on the Stock Exchange of Hong Kong's website www.hkex.com.hk.

HSBC Holdings plc	Additional Information
(continued)
________________________________________________________________________________

23. For further information contact:

Group Management Office - London Richard Beck Director of Group Communications Telephone: +44 (0)20 7991 0633	Richard Lindsay Head of Media Relations Telephone: +44 (0)20 7992 1555

Danielle Neben Manager Investor Relations Telephone: +44 (0)20 7992 193 8

Hong Kong David Hall Head of Group Communications ( Asia ) Telephone: +852 2822 1133	Gareth Hewett Senior External Relations Manager Telephone: +852 2822 4929

Chicago Lisa Sodeika Executive Vice President Corporate Affairs Telephone: +1 847 564 6394

Paris Chantal Nedjib Director of Communications Telephone: +33 1 40 70 7729	Gilberte Lombard Investor Relations Director Telephone: +33 1 40 70 2257

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                        Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

Date: August 04, 2008